7/1

03024190

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Suzano de Papel e Celulose

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 11 2003 THOMSON FINANCIAL

FILE NO. 82- 3550 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03

KPMG

ARIS
12-31-02

Companhia Suzano de Papel e Celulose
(publicly-held company)

Financial statements
December 31, 2002 and 2001

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

KPMG

Companhia Suzano de Papel e Celulose
Publicly-held Company

Financial statements

December 31, 2002 and 2001

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent auditors' report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have examined the balance sheets of Companhia Suzano de Papel e Celulose and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2002 and 2001 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Suzano de Papel e Celulose and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the results of its operations, the changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value of Companhia Suzano de Papel e Celulose for the years ended December 31, 2002 and 2001 are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

March 05, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Balance sheets

December 31, 2002 and 2001

(In thousands of reais)

	Parent Company		Consolidated	
Assets	**2002**	**2001**	**2002**	**2001**
Current assets				
Cash and cash equivalents	10,107	11,779	173,188	60,827
Interest earning bank deposits	204,084	8,637	1,168,874	851,391
Trade accounts receivable	208,594	169,794	408,822	275,231
Inventories	142,742	117,413	289,133	231,080
Dividends receivable	41,537	23,810	606	606
Credit from disposal of investments	-	-	503,287	-
Other debtors	15,810	14,803	55,459	40,225
Recoverable taxes	18,125	19,449	27,601	34,294
Deferred income and social contribution taxes	22,070	6,737	129,086	53,450
Prepaid expenses	6,726	6,156	9,037	7,296
	669,795	378,578	2,765,093	1,554,400
Noncurrent assets				
Related parties	22,519	31,372	-	10
Recoverable taxes	9,302	4,316	9,302	4,316
Deferred income and social contribution taxes	93,385	22,706	266,198	224,232
Judicial deposits	8,380	8,340	20,987	16,005
Other debtors	1,694	254	23,884	10,207
	135,280	66,988	320,371	254,770
Permanent assets				
Investments	2,781,539	1,923,365	27,483	310,100
Property, plant and equipment	751,009	675,098	2,720,140	2,534,161
Deferred charges	9,079	1,633	389,354	261,573
	3,541,627	2,600,096	3,136,977	3,105,834
	4,346,702	3,045,662	6,222,441	4,915,004

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Balance sheets

December 31, 2002 and 2001

(In thousands of reais)

	Parent Company		Consolidated	
Liabilities	**2002**	**2001**	**2002**	**2001**
Current liabilities				
Trade accounts payable	60,504	60,704	91,184	96,106
Loans and financings	639,973	289,953	1,254,449	997,823
Taxes payable other than on income	7,628	7,420	13,895	9,618
Accrued salaries and payroll taxes	29,503	28,153	42,428	42,597
Other accounts payable	24,060	7,789	79,536	31,904
Related parties	657,116	626	640,527	326
Dividends payable	67,415	50,316	70,228	50,320
Income and social contribution taxes	-	32,504	1,926	36,154
	1,486,199	477,465	2,194,173	1,264,848
Noncurrent liabilities				
Loans and financing	946,821	703,024	1,995,995	1,396,264
Related parties	10,338	400,185	-	390,654
Accounts payable	-	-	70,028	-
Income and social contribution taxes	-	67,699	-	67,699
Deferred income and social contribution taxes	31,300	34,954	31,300	34,954
Provision for contingencies	47,294	43,793	76,643	67,814
Provision for loss in investments	-	17,639	-	-
	1,035,753	1,267,294	2,173,966	1,957,385
Minority interests	-	-	99,343	409,429
Shareholders' equity				
Share capital	1,137,737	53,945	1,137,737	53,945
Capital reserves	26,741	23,774	26,741	23,774
Revaluation reserves	41,719	54,141	41,719	54,141
Profit reserves	618,553	1,169,043	548,762	1,151,482
	1,824,750	1,300,903	1,754,959	1,283,342
	4,346,702	3,045,662	6,222,441	4,915,004

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of income

Years ended december 31, 2002 and 2001

(In thousands of reais, except net income per share)

	Parent Company		Consolidated	
	2002	**2001**	**2002**	**2001**
Gross sales	1,422,818	1,123,268	2,333,285	3,114,577
Sales taxes	(205,875)	(153,643)	(264,870)	(449,359)
Net sales	1,216,943	969,625	2,068,415	2,665,218
Cost of sales	(704,012)	(583,064)	(1,118,373)	(1,746,439)
Gross profit	512,931	386,561	950,042	918,779
Other operating income (expenses)				
Selling expenses	(87,317)	(67,824)	(120,556)	(150,011)
General and administrative expenses	(99,040)	(84,359)	(147,221)	(169,702)
Management remunertion	(15,411)	(11,335)	(20,409)	(16,867)
Financial expenses	(881,348)	(308,276)	(1,523,613)	(636,401)
Financial income	61,032	32,040	752,020	378,544
Equity income in subsidiaries and affiliates	451,118	385,050	-	278
Amortization of goodwill	(31,560)	(17,664)	(31,560)	(20,452)
Other operating income	11,040	7,704	20,683	24,624
Operating (loss) income	(78,555)	321,897	(120,614)	328,792
Nonoperating income (expense)	17,791	(29,053)	8,900	(15,515)
Net (loss) income before income and social contribution taxes	(60,764)	292,844	(111,714)	313,277
Social contribution and income taxes	165,194	9,768	191,845	9,915
Net income before minority interest	104,430	302,612	80,131	323,192
Minority interest	-	-	(25,053)	(17,892)
Net income for the year	104,430	302,612	55,078	305,300
Net income per share - R$	0.40	1.37		
Shares outstanding at year-end	258,516,981	221,194,380		

See the accompanying notes to the financial statements

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of changes in shareholders' equity

Years ended december 31, 2002 and 2001

(In thousands of reais)

Parent Company

	Share capital	Capital reserves	Revaluation reserves	Profit reserves	Retained earnings	Total
Balances at December 31, 2000	672,000	23,774	62,237	1,110,061	-	1,868,072
Capital Increase with reserves	176,327	-	-	(176,327)	-	-
Complement of dividends	-	-	-	(260)	-	(260)
Realization of revaluation reserve	-	-	(8,096)	-	8,096	-
Acquisition of treasury shares	-	-	-	(1,562)	-	(1,562)
Capital reduction due to spin-off on 11/30/01	(794,382)	-	-	-	-	(794,382)
Realization of the reserve for unrealized profits	-	-	-	(243,613)	243,613	-
Net income for the year	-	-	-	-	302,612	302,612
Interest on shareholders' equity	-	-	-	-	(23,358)	(23,358)
Proposed dividends	-	-	-	-	(50,219)	(50,219)
Unrealized profits reserve		-	-	265,932	(265,932)	-
Special statutory reserve	-	-	-	214,812	(214,812)	-
Balances at December 31, 2001	53,945	23,774	54,141	1,169,043	-	1,300,903
Capital increase with reserves	600,055	-	-	(600,055)	-	-
Capital increase with assets	483,737	-	-	-	-	483,737
Realization of revaluation reserve	-	-	(12,443)	-	12,443	-
Adjustments of deferred income and social contribution taxes on revaluation reserve	-	-	21	-	-	21
Acquisition of treasury shares	-	-	-	(24)	-	(24)
Tax incentive on income tax	-	2,967	-	-	-	2,967
Realization of the reserve for unrealized profits	-	-	-	(169,928)	169,928	-
Net income for the year	-	-	-	-	104,430	104,430
Legal reserve	-	-	-	5,222	(5,222)	-
Proposed dividends	-	-	-	-	(67,284)	(67,284)
Special statutory reserve	-	-	-	214,295	(214,295)	-
Balances at December 31, 2002	1,137,737	26,741	41,719	618,553	-	1,824,750

The book value per share at December 31, 2002 was R$ 7,06

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of changes in financial position

Years ended december 31, 2002 and 2001

(In thousands of reais)

	Parent Company		Consolidated	
	2002	2001	2002	2001
Sources of funds				
From operations				
Net income for the year	104,430	302,612	80,131	323,192
Items not affecting working capital:				
Depreciation, depletion and amortization	66,943	66,071	158,160	192,055
Net book value of permanet assets disposed	37,321	5,268	18,823	18,422
Deferred income and social contribution taxes	(70,435)	16,445	(91,605)	10,352
Provisions	34,741	26,020	9,017	32,402
Equity income in subsidiaries and affiliates	(451,118)	(385,050)	-	(278)
Amortization of goodwill	31,560	17,664	31,560	20,452
Dividends from subsidiaries/affiliates	48,851	36,198	-	436
Gain on dilution of investments in affiliates	-	(34)	-	(34)
Interest and monetary variation of noncurrent assets and liabilities	544,167	39,370	637,784	136,980
Other expenses	-	-	-	4,963
	346,460	124,564	843,870	738,942
From shareholders's				
Capital increase	483,737	-	483,737	11,211
From third parties				
Noncurrent loans and financing	246,444	975,046	473,568	1,370,929
Noncurrent accounts payable	-	-	62,520	-
Capital reduction of subsidiary	-	608,235	-	-
Credit from disposal of investments	-	-	503,287	-
Income tax incentives	462	-	462	-
Decrease in noncurrent assets	17,204	78,173	50,419	39,516
	264,110	1,661,454	1,090,256	1,410,445
Total sources	1,094,307	1,786,018	2,417,863	2,160,598
Application of funds				
Permanent Assets				
Increase in investments	485,754	1,139,274	488,261	1,629,183
Increase in property, plant and equipment	180,807	136,164	359,558	339,471
Increase in deferred charges	6,813	-	11,473	29,339
	673,374	1,275,438	859,292	1,997,993
Noncurrent assets	10,612	85,711	24,418	37,037
Interest on shareholders' equity	-	23,358	-	23,358
Dividends paid/proposed	67,284	50,479	73,238	59,096
Treasury shares	-	1,562	-	1,562
Transfer of noncurrent liabilities to current liabilities	1,060,554	324,080	1,179,547	515,785
Total applications	1,811,824	1,760,628	2,136,495	2,634,831
Effect on working capital due to spin-off, merger and consolidation	-	(21,282)	-	(91,318)
(Decrease) increase in working capital	(717,517)	4,108	281,368	(565,551)
Changes in working capital				
Current assets				
At the end of the year	669,795	378,578	2,765,093	1,554,400
At the beginning of the year	378,578	339,268	1,554,400	1,680,626
	291,217	39,310	1,210,693	(126,226)
Current liabilities				
At the end of the year	1,486,199	477,465	2,194,173	1,264,848
At the beginning of the year	477,465	442,263	1,264,848	825,523
	(1,008,734)	(35,202)	(926,325)	(439,325)
	(717,517)	4,108	281,368	(565,551)

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of cash flows

Years ended december 31, 2002 and 2001

(In thousands of reais)

	Parent Company	
	2002	**2001**
Cash flows from operating activities		
Net income for the year	104,430	302,612
Adjustments to reconcile net income to cash generated from operating activities:		
Depreciation, depletion and amortization	66,943	66,071
Result on sale of property, plant and equipment	(46,145)	(277)
Equity interest in subsidiaries and affiliates	(451,118)	(385,050)
Amortization of goodwill	31,560	17,664
Dividends from subsidiaries	48,851	36,198
Gain on dilution of investments in affiliates	-	(34)
Interest, exchange and monetary variation of noncurrent assets and liabilities	742,768	219,787
Increase in provisions	28,763	15,333
Deferred income and social contribution taxes	(89,909)	(42,344)
Changes in assets and liabilities		
Increase in accounts receivable and other receivable	(64,129)	(82,268)
Increase in other current and non-current assets	(16,208)	(24,222)
Increase (reduction) in other current liabilities	(26,504)	23,951
Net cash from operating activities	329,302	147,421
Cash flows from investing activities		
Acquisition of property, plant and equipment and increase of deferred charges	(187,620)	(136,164)
Acquisition of investments	(485,754)	(1,139,274)
Capital reduction of subsidiary	-	608,235
Spin-offs and mergers	-	(35,131)
Income tax incentives	462	-
Receipt from sale of property, plant and equipment	83,466	5,545
Net cash used in investing activities	(589,446)	(696,789)
Cash flows from financing activities		
Payment of profits and dividends	(50,185)	(49,590)
Purchase of treasury shares	-	(1,562)
Loans received	582,600	1,403,651
Payment of loans	(489,405)	(1,037,483)
Interest paid on loans	(72,828)	(105,988)
Loans received from subsidiaries	-	355,404
Loans paid to subsidiaries	-	(68,746)
Capital increase in assets	483,737	-
Net cash from financing activities	453,919	495,686
Increase (decrease) in cash and cash equivalents	193,775	(53,682)
Beginning of year	20,416	74,098
End of year	214,191	20,416

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of added value

Years ended december 31, 2002 and 2001

(In thousands of reais)

	Parent Company	
	2002	**2001**
Revenues		
Sales of products and services	1,422,818	1,123,268
Other operating income	24,399	27,309
Provision for bad debts	(5,651)	9
Nonoperating results	17,791	(29,053)
	1,459,357	1,121,533
Inputs purchased from third parties		
Raw materials consumed	328,807	258,505
Materials, energy and third-party services consumed	399,612	314,558
Gross added value	730,938	548,470
Retentions		
Depreciation, depletion and amortization	66,943	66,071
Net added value generated by the company	663,995	482,399
Added value from transfers		
Equity interest in subsidiaries and affiliates	419,558	367,386
Dividends received on investments at cost	71	57
Financial income	63,956	39,712
Added value for distribution	1,147,580	889,554
Distribution of added value		
Payroll and related charges	159,436	140,886
Taxes and contributions	(11,696)	124,622
Interest and financial charges	881,348	308,276
Rents	14,062	13,158
Dividends and interest on shareholders' equity	-	9,170
Retained earnings	104,430	293,442
	1,147,580	889,554

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicy-held Company)

Notes to the financial statements

Years ended December 31, 2002 and 2001

(In thousands of Reais)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, in the country and abroad, of eucalyptus short fiber pulp and paper as well as the formation and exploitation of eucalyptus forests for own use and for sale.

On September 20, 2002, an auction was held on the São Paulo Stock Exchange (BOVESPA) for the Public Offering of preferred shares issued by the Company, to be exchanged for preferred shares detained by Bahia Sul minority shareholders and covered by the Announcement published on August 16, 2002.

Due to the number of shares held by those accepting the Swap Offering and not necessarily among those being traded on the market, including those owned by BNDESPAR, the equity capital of the Company was increased by R$ 483,737 amounting to R$ 1,137,737, with the issue of a further 37,325,404 preferred shares, pursuant to the decision taken at the Board Meeting also held on September 20, 2002 immediately after the Auction and based on the final calculations by the Brazilian Settlement and Custody Company (CBLC - *Companhia Brasileira de Liquidação e Custódia*). From this date onwards, the Company holds 93.88% of the equity capital of Bahia Sul.

2 Presentation of the financial statement

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Description of significant accounting policies

a. Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date;

c. Derivative financial instruments: Derivative financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The use of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

The fair value of "swaps" and future options is the estimated amount that the Company would receive or pay to terminate the transaction at the balance sheet date;

d. Interest earning bank deposits: Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. Provision for doubtful accounts: The provision for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable;

f. Inventories: Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. Investments: Investments in subsidiaries were valued using the equity method and the others were recorded at cost deducted by a provision for loss (when applicable).

h. Property, plant and equipment: Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives described in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated in keeping with the harvests based on the average cost of the forests.

i. Deferred charges: Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. Goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations:** are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

l. **Income and social contribution taxes:** Income tax on the profit for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

The current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax asset resulting from tax losses carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371 of June 27, 2002, and consider the profitability history, the expectation of future taxable income generation, based on a technical study of viability.

m. **Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against retained earnings.

(In thousands of Reais)

n. **Statements of cash flows and added value:** The Company, voluntarily, is presenting the statements of cash flows prepared in accordance to NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of added value (DVA), prepared in accordance to the Circular-Notice/CVM/SNC/SEP/01/00

Certain information for the year ended on December 31, 2001 was reclassified in order to ensure better comparability, in compliance with the current Financial Statements.

3 Consolidated financial statements

The consolidated financial statements include the financial statements of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	2002		2001	
	Direct and indirect Subsidiaries		Direct and indirect subsidiaries	
	Voting	Total	Voting	Total
Bahia Sul Celulose S.A.	100%	93.88%	100%	72.87%
Bahia Sul América Inc.	100%	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%	100%
Suzanopar Investimentos Ltd.	100%	100%	100%	100%
Suzanopar International S.A.	100%	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	100%	100%	100%	100%
Nemo International	100%	100%	100%	100%
Sun Paper and Board Limited	100%	100%	100%	100%
Nemotrade Corporation	100%	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	100%	100%	100%	100%
Suzano Telecom Ltda.	-	-	100%	100%

The year-ends of the subsidiaries included in the consolidated financial statements are the same as that of the Parent company.

Companhia Suzano de Papel e Celulose

(Publicy-held Company)

Notes to the financial statements

(In thousands of Reais)

As supplementary information, Note 9 presents selected financial information of the subsidiaries included in consolidation.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial statements.

The consolidated statements of income and changes in financial position for the year ended December 31, 2001 include transactions from the spin-off of associated and subsidiary companies for the period from January 1, 2001 through to the date of the Balance Sheet that served as the basis for the corporate split, as explained below:

	Period	
Suzano Química Ltda.	01/01/01	31/10/01
Polibrasil Participações S.A.	01/01/01	30/09/01
Petroflex Indústria e Comércio S.A.	01/01/01	30/09/01
Polipropileno Participações S.A.	01/01/01	30/09/01
Rio Polímeros S.A.	01/01/01	31/10/01
Suzanonopar Petroquimica Ltd	01/01/01	31/10/01
SPP-NEMO S.A. Indl. Coml. Exportadora	01/01/01	31/10/01
Politeno Indústria e Comércio S.A.	01/01/01	30/09/01

(In thousands of Reais)

A reconciliation of the results for the year and shareholders' equity is shown below:

	Net income for the year		Shareholders' equity	
	2002	**2001**	**2002**	**2001**
Consolidated	55,078	305,300	1,754,959	1,283,342
Elimination of unrealized income (loss) by the parent company in transactions with subsidiaries	80,365	(124)	109,117	28,753
Deferred income and social contribution on the eliminations above	(29,646)	79	(39,478)	(9,832)
Adjustments in shareholders' equity of subsidiaries and others	(1,367)	(2,643)	152	(1,360)
Parent company	104,430	302,612	1,824,750	1,300,903

(In thousands of Reais)

Impact of the Corporate Restructuring Process implemented during 2001 on the presentation of the Consolidated Income Statements

At the Extraordinary General Shareholders Meeting held on November 30, 2001, the Company spun off assets and liabilities linked to direct or indirect stakes held in companies operating in the petrochemicals sector. In order to ensure the comparability of the information for the period ending on December 31, 2002 with the same period in 2001, we present the Consolidated Income Statements by segment:

	2002	2001		
	Paper and pulp	**Paper and pulp**	**Petrochemicals**	**Total**
Gross sales	2,333,285	1,986,318	1,128,259	3,114,577
Sales taxes	(264,870)	(201,291)	(248,068)	(449,359)
Net sales	2,068,415	1,785,027	880,191	2,665,218
Cost of sales	(1,118,373)	(1,010,954)	(735,485)	(1,746,439)
Gross Profit	950,042	774,073	144,706	918,779
Selling expenses	(120,556)	(112,365)	(37,646)	(150,011)
General and administrative expenses	(147,221)	(141,473)	(28,229)	(169,702)
Management remuneration	(20,409)	(16,867)	-	(16,867)
Financial expenses	(1,523,613)	(507,964)	(128,437)	(636,401)
Financial income	752,020	326,710	51,834	378,544
Equity interest in subsidiaries and affiliates	-	1,199	(921)	278
Amortization of goodwill	(31,560)	(17,664)	(2,788)	(20,452)
Other operating income	20,683	14,233	10,391	24,624
Operating (loss) profit	(120,614)	319,882	8,910	328,792
Nonoperating income (expense)	8,900	(16,345)	830	(15,515)
Net (loss) income before income and social contribution taxes	(111,714)	303,537	9,740	313,277
Social contribution and income taxes	191,845	16,120	(6,205)	9,915
Net income before minority interest	80,131	319,657	3,535	323,192
Minority interests	(25,053)	(29,062)	11,170	(17,892)
Net income for the year	55,078	290,595	14,705	305,300

(In thousands of Reais)

4 Interest earning bank deposits

The Interest earning bank deposits refer, substantially to bank deposit certificates and fixed income funds, remunerated at rates that vary between 98% and 102% of the Brazilian Interbank Deposit Certificate (CDI), and financial applications abroad, remunerated at the average rate of 6.85% per annum plus foreign exchange variation of the US dollar.

5 Trade accounts receivable

	Parent company		Consolidated	
	2002	2001	2002	2001
Domestic	225,859	188,637	275,956	247,240
Foreign	136,699	99,221	303,171	166,335
Export bills discounted	(136,699)	(98,249)	(139,911)	(103,824)
Allowance for doubtful accounts	(17,265)	(19,815)	(30,394)	(34,520)
	208,594	169,794	408,822	275,231

6 Inventories

	Parent company		Consolidated	
	2002	2001	2002	2001
Finished goods	60,274	48,573	143,184	79,343
Work in process	13,409	8,547	15,760	10,321
Raw materials	27,614	24,592	48,261	43,035
Maintenance and miscellaneous materials	41,445	35,701	81,928	98,381
	142,742	117,413	289,133	231,080

(In thousands of Reais)

7 Recoverable taxes

	Parent company		Consolidated	
	2002	2001	2002	2001
Social contribution	2,841	1,160	2,841	1,160
Income tax	9,757	2,155	9,757	2,155
Withholding income tax	427	11,856	6,542	19,111
ICMS on acquisition of property, plant and equipment	13,727	6,073	16,275	8,420
Other	675	2,521	1,488	7,764
	27,427	23,765	36,903	38,610

8 Deferred income and social contribution taxes

Assets

	Parent company		Consolidated	
	2002	2001	2002	2001
Tax loss carry-forward	50,996	-	238,954	178,610
Negative basis of social contribution	21,256	-	77,208	46,707
Temporary differences	43,203	29,443	79,122	52,365
	115,455	29,443	395,284	277,682

Liabilities

	Parent company		Consolidated	
	2002	2001	2002	2001
Accelerated depreciation	10,820	10,577	10,820	10,577
Revaluation reserve	20,244	24,141	20,244	24,141
Negative goodwill	236	236	236	236
	31,300	34,954	31,300	34,954

(In thousands of Reais)

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the company based on its expectation of generating future taxable profits, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution of prior years.

Based on this study of the projections of taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years. In these projections the incentive of reduction of income tax by 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012, on taxable income posted by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

The tax credits on consolidated tax losses and negative bases of social contribution on December 31, 2002 correspond to tax losses of R$ 902,201 (R$ 204,218 for the Parent Company) and a negative bases of social contribution of R$ 798,794 (R$ 236,404 for the Parent Company). Such tax credits of tax loss carry-forward and negative basis of social contribution were offset by an allowance in the amount of R$ 10,846 for both taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

(In thousands of Reais)

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	2002	**2001**
(Loss) profit before income and social contribution taxes	(60,764)	292,844
Combined tax rates	34%	34%
Income and social contribution at the combined tax rates	20,660	(99,567)
Permanent additions and exclusions		
Equity interest in subsidiaries	153,379	130,917
Profits of subsidiaries abroad (1)	(4,289)	(22,134)
Interest on shareholders' equity	-	7,942
Nondeductible expenses	(12,227)	(6,883)
Tax exempt income	24	155
Loss of tax losses carryforwards due to the spin-off	-	(2,223)
Other Items		
Tax incentives	-	1,912
Recovery of taxes	7,861	
Others	(214)	(351)
Income and social contribution taxes charged to income statement	165,194	9,768
Effective rate	(271.9%)	3.3%

(1) The Company presented for taxation of income tax and social contribution the income earned by its subsidiaries abroad, in accordance with Provisional Measure 2158-34, of June 29, 2001.

(In thousands of Reais)

9 Investments

	Parent company		Consolidated	
	2002	2001	2002	2001
Investments in subsidiaries	2,397,246	1,663,179	-	-
Goodwill (1)	363,400	243,048	-	-
SPDF - Portucel (2)	-	-	-	290,092
Other investments	26,431	21,844	33,021	24,714
Provision for loss	(5,538)	(4,706)	(5,538)	(4,706)
	2,781,539	1,923,365	27,483	310,100

The Financial Statements of the subsidiary companies were examined by independent auditors.

(1) The goodwill recorded on the acquisition of the stake held by Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and the Stock Swap of preferred shares issued by Bahia Sul for preferred shares issued by the Company is supported by reports issued by independent experts, grounded on expectations of future profitability for the acquired operations. The amortization based on expectations of future profitability is being recognized in accordance with the forecast timeframe, which does not exceed ten years.

(2) By means of a Relevant Fact, published in the press on January 14, 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to its shareholders and to the market that they had decided, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that they had formed with the latter in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), as the conditions originally foreseen for maintenance of the association were not being fulfilled. The objective of such association was to acquire control of Portucel - Empresa Produtora de Pasta e Papel S.A. (Portucel), through participation in the privatization process of the latter, in the modality then in progress.

In the sequence of the contractual option of withdrawal exercised by the Company, Sonae should proceed with the acquisition of the total interest detained by the Company, through its integral indirect subsidiary Bahia Sul International Trading Ltd. in SPDF, corresponding to 49.99% of the respective capital, and this transaction should occur before April 30, 2003. The amount to be received by Bahia Sul International Trading Ltd. will be around € 136,2 million.

In keeping with this, this investment is shown at its recovery amount in the Current Assets in "Credit from disposal of investments" in the amount of R$ 503,287.

Companhia Suzano de Papel e Celulose

(Publicy-held Company)

Notes to the financial statements

(In thousands of Reais)

Changes in investments - Subsidiaries and affiliates

Subsidiaries

	Suzanopar Investimentos Ltd.	Bahia Sul Celulose S.A. (1)	Nemo International	Stenfar S.A.I.C. (3)	Comercial e Agrícola Paineiras Ltda.	Suzano Telecom Ltda. (2)	SPP Nemo S.A. Indl. e Comercial Exportadora	Suzano Química Ltda.	Suzanopar Petroquímica Ltd.	Total
a) Participation held										
December 31, 2001										
Voting capital	100%	100%	100%	100%	100%	100%	-	-	-	
Capital share	100%	72.87%	100%	100%	100%	100%	-	-	-	
December 31, 2002										
Voting capital	100%	100%	100%	100%	100%	-	-	-	-	
Capital share	100%	93.88%	100%	100%	100%	-	-	-	-	
b) Subsidiaries information										
Net equity adjusted	842,166	1,625,964	17,306	(44,471)	11,153	-	-	-	-	
Net income adjusted	12,613	171,736	3,807	(61,217)	(60)	-	-	-	-	
c) Investments										
Balances on January 1, 2001	863,751	580,654	-	-	11,720	1	121,855	179,193	-	1,757,174
Acquisitions and subscriptions		718,846						38,155	381,234	1,138,235
Goodwill on acquisitions		(262,066)								(262,066)
Gain on dilution		34								34
Decrease for capital reduction	(608,235)						(14,098)			(622,333)
Dividends	(25,287)	(10,911)								(36,198)
Equity pick up	314,557	71,614	(972)	(9,054)	(507)		8,932	2,720	(2,240)	385,050
Transfer for capital subscription								378,994	(378,994)	-
Transfer from spin-off		45	9,935	9,054			(116,689)	(599,062)		(696,717)
Balances on December 31, 2001	544,786	1,098,216	8,963	-	11,213	1	-	-	-	1,663,179
Acquisitions and subscriptions		483,737								483,737
Goodwill on acquisitions		(151,912)								(151,912)
Dividends		(48,851)								(48,851)
Equity pick up	297,379	145,455	8,344		(60)					451,118
Other		(24)				(1)				(25)
Balances on December 31, 2002	842,165	1,526,621	17,307	-	11,153	-	-	-	-	2,397,246

(1) On September 20, 2002, through an auction running the Public Swap Offering of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, the Company holds 93,88% of the total capital;
(2) In September 2002, Suzano Telecom Ltda. was shut down and taken over by Comercial e Agricola Paineiras Ltda;
(3) The amount of the negative net equity of Stenfar S.A.I.C. was completely covered by provisions, as stated in Note 15.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Notes to the financial statements

Balance sheet and income statement of subsidiaries

(In thousands of reais)

	2002									2001
	Cia Suzano de Papel e Celulose	Bahia Sul Celulose S/A (Consolidated)	Comercial e Agrícola Paineiras Ltda.	Suzanopar Investimentos (Consolidated)	Nemo International (Consolidated)	Stenfar S.A.I.C.	Combined	Eliminations	Consolidated	Consolidated
Assets										
Current assets	669,795	1,191,208	5,313	1,000,348	139,723	15,551	3,021,938	(256,845)	2,765,093	1,554,400
Noncurrent assets	135,280	189,960	2,533	63,094		966	391,833	(71,462)	320,371	254,770
Permanent assets	3,541,627	2,032,584	11,152	5,300	602	2,804	5,594,069	(2,457,092)	3,136,977	3,105,834
Investments	2,781,539	1,240	68	5,300			2,788,147	(2,760,664)	27,483	310,100
Property, plant and equipment	751,009	2,014,513	11,084		602	2,760	2,779,968	(59,828)	2,720,140	2,534,161
Deferred charges	9,079	16,831				44	25,954	363,400	389,354	261,573
	4,346,702	**3,413,752**	**18,998**	**1,068,742**	**140,325**	**19,321**	**9,007,840**	**(2,785,399)**	**6,222,441**	**4,915,004**
Liabilities										
Current	1,486,199	646,744	645	163,482	115,511	94,131	2,506,712	(312,539)	2,194,173	1,264,848
Noncurrent	1,035,753	1,141,044	7,200	63,094	7,508		2,254,599	(80,633)	2,173,966	1,957,385
Minority interests								99,343	99,343	409,429
Shareholders' equity	1,824,750	1,625,964	11,153	842,166	17,306	(74,810)	4,246,529	(2,491,570)	1,754,959	1,283,342
	4,346,702	**3,413,752**	**18,998**	**1,068,742**	**140,325**	**19,321**	**9,007,840**	**(2,785,399)**	**6,222,441**	**4,915,004**
Income statement										
Net sales	**1,216,943**	**915,909**	**3,394**	**297,966**	**314,132**	**27,151**	**2,775,495**	**(707,080)**	**2,068,415**	**2,665,218**
Cost of sales	(704,012)	(456,219)	(3,666)	(297,966)	(308,518)	(15,634)	(1,786,015)	667,642	(1,118,373)	(1,746,439)
Gross profit	**512,931**	**459,690**	**(272)**	-	**5,614**	**11,517**	**989,480**	**(39,438)**	**950,042**	**918,779**
Operating expenses	(591,486)	(289,556)	(1,239)	12,613	(867)	(72,734)	(943,269)	(127,387)	(1,070,656)	(589,987)
Operating result	**(78,555)**	**170,134**	**(1,511)**	**12,613**	**4,747**	**(61,217)**	**46,211**	**(166,825)**	**(120,614)**	**328,792**
Nonoperating income (expenses)	17,791	31	1,503				19,325	(10,425)	8,900	(15,515)
Social contribution and income taxes	165,194	1,571	(52)		(940)		165,773	26,072	191,845	9,915
Minority interests		(25,053)					(25,053)		(25,053)	(17,892)
Net profit for the period	**104,430**	**146,683**	**(60)**	**12,613**	**3,807**	**(61,217)**	**206,256**	**(151,178)**	**55,078**	**305,300**

(In thousands of Reais)

10 Property, plant and equipment

	Useful life years	Parent company 2002	Parent company 2001	Consolidated 2002	Consolidated 2001
Buildings	25 a 35 years	128,267	119,698	598,999	601,997
Machinery and equipment	10 a 35 years	1,111,443	1,025,775	2,790,698	2,692,467
Others	5 a 10 years	52,581	45,691	91,537	79,658
		1,292,291	1,191,164	3,481,234	3,374,122
Accumulated depreciation		(859,044)	(815,639)	(1,521,218)	(1,412,815)
Land and farms		72,887	80,186	250,845	167,272
Timber resources		122,428	136,419	346,894	299,963
Construction-in-progress		122,447	82,968	162,385	105,619
		751,009	675,098	2,720,140	2,534,161

In 2002, the Company disposed of land and forests, sold to its subsidiary Bahia Sul Celulose S.A. (see Note 13).

In 2002, its subsidiary Bahia Sul Celulose S.A. acquired approximately 40,000 hectares of land with the corresponding eucalyptus plantations jointly with Aracruz Celulose S.A. shared equally between them (50% / 50%) in the São Mateus region - ES at a cost to the subsidiary of R$ 96,7 million.

11 Deferred charges - Consolidated

	Pre-operating expenses	Goodwill (1)	Software costs	Amortization	2002 Total	2001 Total
Cia Suzano de Papel e Celulose	9,371	363,400	-	(292)	372,479	244,681
Bahia Sul Celulose S.A.	35,478	-	22,229	(40,876)	16,831	16,809
Outras	44	-	-	-	44	83
	44,893	363,400	22,229	(41,168)	389,354	261,573

(1) Refers mainly to the goodwill arising on the acquisition of the interest of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and the Stock Swap of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, determined based on future profitability and amortizable in 10 years.

(In thousands of Reais)

12 Loans and financing

	Index	Interest	Parent Company 2002	Parent Company 2001	Consolidated 2002	Consolidated 2001
Property, plant and equipment						
BNDES - Finem	TJLP (1)	7% a 12% a.a.	117,370	97,370	374,684	354,490
BNDES - Finame	TJLP (1)	7,5% a 10% a.a.	38,863	22,046	45,132	33,611
BNDES - Automático	TJLP (1)	7,5% a 10% a.a.	6,295	-	7,951	3,505
Working capital:						
Exports financing	US$	3,99% a 9,1% a.a.	569,738	318,381	1,565,694	841,301
Pre-payments of exports	US$ (2)	LIBOR + 1,875% a.a.	623,524	464,080	623,524	464,080
Syndicated loan	US$ (3)	LIBOR + 2,6% a.a.	-	-	353,330	232,040
Promissory note	US$	LIBOR + 2,00 e 2,5% a.a.	-	-	-	290,092
Resolution 63	US$	(4)	136,738	23,204	136,738	23,204
Credit line FMO	US$	8,90% a.a.	29,860	24,364	29,860	24,364
Imports financing	US$	1,79% a 5,25% a.a.	23,883	17,630	23,883	17,630
BNDES - Exim	TJLP (1)	LIBOR + 5,74 a 6,34% a.a.	14,133	-	14,133	26,799
Debentures	US$	ANBID+1,50%	-	11,696	-	11,696
Others	-		-	-	19,946	33,617
			1,560,404	978,771	3,194,875	2,356,429
Current liabilities			613,583	275,747	1,198,880	960,165
Noncurrent liabilities			946,821	703,024	1,995,995	1,396,264
Interest payable			26,390	14,206	55,569	37,658
Maturity of noncurrent liabilities						
2004			353,044		949,518	
2005			329,793		533,532	
2006			219,834		393,044	
2007			17,632		47,649	
2008 Onwards			26,518		72,252	
			946,821		1,995,995	

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.

(2) Syndicated transaction structured on the basis of the export receivables of the subsidiary Bahia Sul Celulose S.A. grounded on the Performance Agreement between the Company and this subsidiary (see Note 13). Under the financing agreement, on December 31, 2002 the Company had financial investments of R$ 38 million, covering the service on the debt arising from this transaction. This amount is classified under the "Interest earnings bank deposits" heading.

(3) In the beginning of July 2001, the wholly owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly owned subsidiary.

(4) Loans under the following conditions:
R$ 68,944 - 78% to 115% / CDI; and
R$ 67,794 - 92% to 95% / CDI + coupon at 2% p.a. - 7.5% p.a. + foreign exchange variation (whichever is the higher).

(In thousands of Reais)

13 Related Parties

	Assets				Liabilities		Sales	
	Current		Noncurrent		Current	Non	(purchase)	
	Trade accounts receivable	Dividends	Loans	Others debtors	Accounts payable	current Loans	products and services	Financial charges
With consolidated companies								
Bahia Sul Celulose S/A e controladas	14,981	40,931	13,018		16,221		(31,745)	3,476
Comercial e Agríc. Paineiras Ltda			2,000	5,248	211			
Suzanopar International S/A			2,215	38		219		
Suzanopar Investimentos Ltd						10,119		
CSPC Overseas	101,911						308,761	
Nemo International					177			
Stenfar S.A. Indl. Coml. Imp. Exp.							6,808	
	116,892	40,931	17,233	5,286	16,609	10,338	283,824	3,476
With nonconsolidated companies								
Nemofeffer S/A					640,507			249,853
SPP Agaprint Indl. e Coml. Ltda	2,021						14,670	
Consolidated	2,021	-		-	640,507	-	14,670	249,853
Parent company	118,913	40,931	17,233	5,286	657,116	10,338	298,494	253,329

The main balances of assets and liabilities on December 31, 2002, as well as the transactions, which influenced the income of the year, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

Main loans made to subsidiaries companies:
- Bahia Sul Celulose S.A. - R$ 13,018 - TJLP + interest of 5% p.a.
- Comercial e Agrícola Paineira Ltda. - R$ 2,000 - no interest bearing loan
- Suzanopar International S.A. - R$ 2,215 - US dollar denominated

In May 2001, NemoFeffer S.A., the ultimate parent Company, transferred to this Company a loan obtained abroad amounting to US$ 160 millions. The Company assumed the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum. On December 31, 2002 the recorded amount with the respective charges reached R$ 641 million (R$ 391 million in 2001 - see Note 20).

As mentioned in Note 12, the Company entered into an export financing operation in an amount equivalent to US$ 200 million, based on export receivables being transferred from its subsidiary Bahia Sul Celulose S.A.

(In thousands of Reais)

During the 2002 financial year, Bahia Sul Celulose S.A. transferred exports to the Company worth R$ 126,944 that were exported simultaneously for R$ 124,498. The net difference between the Company exports and the products transferred by / acquired from its subsidiary company for R$ 2,446, is shown as a financial expense, as this represents part of the cost of this financing.

During the fourth quarter of 2002, the Company sold approximately 15,000 hectares of land and forests in the São Mateus region - ES to its subsidiary Bahia Sul Celulose S.A., for an amount of R$ 65 million. Undertaken at market value and backed by an expert report from an independent appraiser, this sale brought in non-operating profits of R$ 41 million. In the consolidated statement, the profit from this sale was eliminated.

14 Provision for contingencies

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Tax and social security	34,939	32,271	58,633	45,319
Labor	12,355	11,522	17,510	16,722
Other	-	-	500	5,773
	47,294	43,793	76,643	67,814

These provisions are recognized to provide for possible losses in administrative and judicial claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

(In thousands of Reais)

Tax and Social Security - The main aspects under discussion are related to the following matters:

PIS/COFINS - R$ 20,178 PIS and R$ 9,473 COFINS for the Parent Company and R$ 21,751 PIS and R$ 19,887 COFINS in the Consolidated - provision recognized for the non-collection of PIS and COFINS due to legal discussion with respect to the calculation base (charged on other income, mainly financial). In the Consolidated, the Company has judicial deposits in the amount of R$ 1,573 for PIS and R$ 10,606 for COFINS;

ICMS -R$ 4,441 for the Parent Company and R$ 16,148 in the Consolidated - Provisions related to tax assessments that are in the process of defense or administrative appeal.

Social Security
INSS - R$ 847 - Provision established for amounts offset on the basis of the preliminary order issued through an injunction.

15 Provision for loss in subsidiary - Parent Company

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies. The impact of this change on the accounts of the subsidiary Stenfar S.A.I.C resulted in negative net equity of $ 71,518,000 pesos on December 31, 2002,

Consequently, a provision for losses of R$ 26,831 was recognized in the 2002 income statement, classified under Non-Operating Expenses and supplementing the provision established during 2001. As the Company holds receivables against this subsidiary, the amount set aside through the provisions is posted in the 2002 Balance Sheet as a deduction of these credits.

16 Share capital

The Capital share is comprised of 97,374,458 common shares with voting rights and 161,145,326 preferred shares with no voting rights.

(In thousands of Reais)

The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, limited to 95% of the equity capital, with the result of adequately securing operations and guaranteeing the continued distribution of dividends. Preferred shares have the right to dividends 10% higher than those assigned to common shares.

The Company maintains 2,803 preferred shares in treasury.

Details of reserves

	2002	2001
Capital reserves		
Tax incentives	26,191	23,224
Sale of treasury shares	347	347
Special monetary correction - Law no. 8200/91	203	203
	26,741	23,774
Revaluation reserves		
Parent company's assets	41,461	49,025
Subsidiaries and affiliates companies	258	5,116
	41,719	54,141
Profit reserves	618,553	1,169,043

(In thousands of Reais)

Changes in the profit reserves

	Legal	Unrealized profits	Special statutory	Treasury shares	Total
December 31, 2001	69,986	307,282	805,072	(13,297)	1,169,043
Acquisition of treasury share				(24)	(24)
Cancelling of shares	-	-	(13,297)	13,297	-
Capital increase with reserves	-	-	(600,055)	-	(600,055)
Realization of the reserve for unrealized profits	-	(169,928)	-	-	(169,928)
Transfer between reserves - adjustments to the law 10.303/01	-	(103,015)	103,015	-	-
Transfer from retained earnings	5,222	-	214,295	-	219,517
December 31, 2002	75,208	34,339	509,030	(24)	618,553

Distribution of net income

The dividends proposed by Management are calculated in accordance with the by-law, as demonstrated below:

	2002	2001
Net income for the year	104,430	302,612
Legal reserve	(5,222)	-
	99,208	302,612
Minimum dividend - 25%	24,802	75,653
Realization of unrealized profit reserve	169,928	243,613
Dividend - 25%	42,482	60,903
Dividends paid/ to be paid		
Payment of interest on shareholders' equity (net of income tax)	-	19,854
Proposed dividends		
- on realization of Unrealized profit reserve	42,482	41,049
- on net income for the year	24,802	9,170
	67,284	70,073

(In thousands of Reais)

Preferred shares are assured the right to a dividend 10% higher than the dividend for common shares.

Proposed dividends - corresponding to R$ 0,245 for common shares and R$ 0,2695 for preferred shares.

17 Financial instruments

a. Valuation

The financial instruments included in the balance sheet such as: cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximate their fair values.

The results verified up to December 31, 2002 in the operations with financial instruments is reflected in the financial statements.

b. Credit risk

The sales policies of the Company and its subsidiaries are subordinated to the credit polices fixed by management and aim at minimizing eventual problems arising from default by their clients. This objective is reached by management through careful selection of the client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of its sales (risk spread).

c. Exchange rate and interest risk

The earnings of the Company and its subsidiary companies are subject to significant variations, as their liabilities are tied to the foreign exchange rate, particularly the US dollar, which ended the financial year with a variation of 52.25%.

As a strategy for preventing and lessening the effects of foreign exchange rate variations, the Company has undertaken transactions involving derivatives, with a CDI swap position open at year-end 2002 in US dollars in an amount equivalent to US$ 47 million (Parent Company) and US$ 58 million (Consolidated).

(In thousands of Reais)

In order to hedge against interest rate risks, the Company undertook swap transactions, fixing the interest rates on certain foreign currency loans at ceilings of US$ 122 million (Parent Company) and US$ 232 million (Consolidated).

18 Insurance coverage

The Company maintains insurance coverage against operational risks and others to safeguard the industrial equity and inventories.

On December 31, 2002, the Company had insurance coverage, for amounts deemed sufficient by its insurance advisors, to cover possible losses.

19 Guarantees - Parent company

The guarantees put up for subsidiaries and affiliates on December 31, 2002 and 2001 were the following:

	2002	2001
Bahia Sul Celulose S.A.		
BNDES	14,888	231,039
Shared guarantees with Suzano Petroquímica S.A.:		
Polibrasil Resinas S.A.		
Credit Line FMO	160,064	36,025
BNDES	35,433	13,038
	195,497	49,063
Guarantees assumed by the Company and transferred to Suzano Petroquimica S.A. as a result of the spin-off:		
Petroflex Indústria e Comércio S.A.		
BNDES	-	11,638
Banco do Brasil - Privatization Coperbo	-	3,326
	-	14,964
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	-	4,758
	-	19,722

(In thousands of Reais)

On December 31, 2002, the Company had open vendor operations with its clients in the amount of R$ 15,562 (R$ 30,830 in 2001).

20 Subsequent event

In February 2003, the Company paid the foreign loan of US$ 160 million obtained from its Parent Company Nemofeffer S.A. (See Note 13), in order to eliminate foreign exchange uncertainties and its fiscal effects.

To do so, Suzanopar Investimentos Ltd. acquired the credit originally held by the lender bank against Nemofeffer S.A., using it own funds, and subscribed capital of a subsidiary setup specifically for this purpose, and whose shares were then transferred as accord and satisfaction to Nemofeffer S.A.

Through this transaction, the Company settled the transfer from Nemofeffer S.A., which retained the foreign loan with it own subsidiary company. The costs arising from the loan originally transferred are the responsibility of the Company, as stipulated in the original contract.

The effects of this transaction are shown in the Balance Sheet dated December 31, 2002 through the classification of the loan in the amount of R$ 640,507 under Current Liabilities.